Press Release

HARVEST OPERATIONS REPORTS 2016 YEAR END RESULTS

CALGARY, ALBERTA – FEBRUARY 23, 2017: Harvest Operations Corp. (“Harvest” or the “Company”) announced its financial and operating results for the fourth quarter and full year ended December 31, 2016.

This press release is an overview of the fourth quarter and full year results for 2016 and should be read with the audited consolidated financial statements and Management’s Discussion and Analysis (MD&A) for the fourth quarter and full year ended December 31, 2016 available on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

All financial data has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board except where otherwise noted. All figures reported herein are in Canadian dollars unless otherwise stated.

2016 HIGHLIGHTS:

Conventional

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Petroleum and natural gas sales for the fourth quarter and twelve months ended December 31, 2016 were $90.8 million and $322.3 million, a decrease of $18.2 million and $188.0 million, respectively when compared to the same periods in 2015. The decrease on a fourth quarter basis was due primarily to a reduction in sales volumes which was partially offset by increased commodity prices. The decrease on a twelve month basis was due to a reduction in sales volumes and decreased commodity prices.

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Sales volumes for the fourth quarter and twelve months ended December 31, 2016 were 26,589 boe/d and 31,996 boe/d, a decrease of 11,552 boe/d and 9,739 boe/d, respectively, as compared to the same periods in 2015. The decreases were primarily due to dispositions of certain producing properties during 2015 and 2016 and natural declines which exceeded the volume added from our curtailed drilling program in 2016.

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Harvest’s share of Deep Basin Partnership (“DBP”) volumes for the fourth quarter and twelve months ended December 31, 2016 were 4,571 boe/d and 4,762 boe/d, an increase of 144 boe/d and 1,462 boe/d, respectively, when compared to the same periods in 2015. The fourth quarter increase was due to DBP’s successful 2016 drilling program. The twelve month increase was primarily due to new wells being brought online and additional assets contributed on October 1, 2015 by Harvest. These were partially offset by production curtailments due to third party transportation restrictions.

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Operating losses for the fourth quarter and twelve months ended December 31, 2016 were $71.4 million and $265.2 million, respectively (2015 – $569.7 million and $1,167.9 million). The decrease in operating loss from the fourth quarter and twelve months of 2015 was primarily due to lower impairment expenses, depreciation, depletion and amortization expenses, loss from joint ventures, royalties, operating expenses and higher gains on disposition of assets, which was partially offset by lower revenue.

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Capital asset additions of $13.7 million and $19.0 million in the fourth quarter and twelve months of 2016, respectively, were mainly related to drilling and completion, well equipment, pipelines and facilities. Four gross wells (2.1 net) and five gross wells (2.4 net) were rig-released during the fourth quarter and twelve months of 2016, respectively.

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On August 16, 2016 Harvest closed the disposition of some of its oil and gas assets in Southern Alberta for net proceeds of $6.7 million. On June 30, 2016, Harvest closed the disposition of all of its oil and gas assets in Saskatchewan for net proceeds of $61.6 million. Together with other less significant dispositions of Conventional assets, Harvest recognized gains of $0.3 million and $35.2 million for the three and twelve months ended December 31, 2016, respectively (2015 – gains of $4.5 million and losses of $1.7 million), relating to the derecognition of PP&E, E&E, goodwill, and decommissioning and environmental liabilities.

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 2 of 4	February 23, 2017

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Operating netback prior to hedging per boe for the fourth quarter and twelve months ended December 31, 2016 were $15.97 and $10.22 respectively; an increase of $6.68 and a decrease of $2.08 from the same periods in 2015. The year to date decrease was mainly due to lower realized prices, which was partially offset by lower operating expenses per boe. The fourth quarter increase was mainly due to higher realized prices which were partially offset by increased transportation and marketing expenses per boe.

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Cash contributions from Harvest’s Conventional operations for the fourth quarter and twelve months of 2016 were $33.3 million and $74.6 million, respectively (2015 – $29.8 million and $154.3 million). The fourth quarter increase in cash contributions is primarily due to higher commodity prices, decreased operating costs and royalties. These increases were partially offset by lower revenue and increased transportation costs. The twelve month decrease in cash contributions was mainly due to lower revenue, partially offset by lower operating expenses, and general and administrative expenses.

Oil Sands

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Pre-operating losses for the fourth quarter and twelve months of 2016 were $3.5 million and $13.5 million, respectively (2015 – $235.1 million and $508.7 million, respectively). The 2016 pre-operating losses were mainly due to pre- operating and general and administrative expenses. Prior year pre-operating losses also included asset impairment expenses of $229.0 million and $491.0 million, respectively.

Corporate

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The weakening of the Canadian dollar against the U.S. dollar during the fourth quarter of 2016 resulted in a net unrealized foreign exchange loss of $45.5 million (2015 - $69.6 million). The strengthening of the Canadian dollar against the U.S. dollar during the twelve months of 2016 resulted in net unrealized foreign exchange gain of $23.8 million (2015 - $308.4 million loss). Unrealized foreign exchange gains and losses resulted primarily due to the translation of U.S. dollar denominated debt (including related party loans) into Canadian dollars. For the fourth quarter and twelve months ended 2016, the total effect of currency fluctuations on unrealized foreign exchange was reduced by lower levels of U.S. dollar denominated debt as a result of the conversion of all related party debt into equity on December 22, 2016, and the reduction in principal balance of senior notes resulting from a 6 % senior notes debt exchange transaction.

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On February 17, 2017, Harvest entered into an agreement with a Korean based bank that allows Harvest to borrow $500 million through a three year fixed rate term loan. Once drawn, proceeds from the term loan will be used to repay credit facility borrowings. In addition, as at February 23, 2017, Harvest has received formal commitments for a new three year $500 million revolving credit facility with a syndicate of banks that will replace the Company’s $1 billion revolving credit facility. Both the term loan and new syndicated revolving credit facility are guaranteed by KNOC and are both expected to close on February 24, 2017. The new syndicated revolving credit facility is secured by a first floating charge over all of the assets of Harvest and its material subsidiaries and contains no financial covenants.

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On December 22, 2016, KNOC converted all its outstanding loans to common shares of Harvest. The carrying value of the loans, plus accrued interest at December 22, 2016 of $722.2 million was converted to equity and $10.3 million previously recognized in contributed surplus relating to these loans were transferred to shareholder’s capital. As a result, 72.7 million common shares were issued to KNOC. As at December 31, 2016 there were no related party loans outstanding. This transaction provides significant savings to Harvest through reducing interest expense by approximately $40.0 million annually, improving the Company’s balance sheet, and is further evidence of KNOC’s continuing financial support of Harvest.

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On June 16, 2016 Harvest completed an exchange of a significant portion of its 6 % senior notes due 2017, for new 2 % senior notes due 2021, at an exchange ra o of US$900 principal amount of the new 2 % senior notes for each US$1,000 principal amount of the old 6 % senior notes. US$217.5 million of the old 6 % senior notes was exchanged for US$195.8 million new 2 % senior notes. The ex nguishment of the old 6 % senior notes resulted in a gain of $36.0 million. The transaction provides significant saving to Harvest by reducing interest expense by US$9.9 million annually, as well as a reduction in principal of US $21.7 million.

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 3 of 4	February 23, 2017

FINANCIAL AND OPERATING HIGHLIGHTS

	Three Months Ended December 31		Twelve Months Ended December 31
	2016	2015	2016	2015
Conventional
Petroleum and natural gas sales (1)	90.8	109.0	322.3	510.3
Daily sales volumes (boe/d)(2)	26,589	38,141	31,996	41,735
Deep Basin Partnership
Daily sales volumes (boe/d)	5,553	5,418	5,802	4,126
Harvest's share of daily sales volumes (boe/d) (4)	4,571	4,427	4,762	3,300
Average realized price
Oil and NGLs ($/bbl)(3)	45.12	37.65	37.14	43.02
Gas ($/mcf)(3)	4.27	2.30	2.22	2.62
Operating netback prior to hedging($/boe)(4)	15.97	9.29	10.22	12.30
Operating loss(4)	(71.4)	(569.7)	(265.2)	(1,167.9)
Cash contribution from operations(4)	33.3	29.8	74.6	154.3

Capital asset additions (excluding acquisitions)	13.7	22.4	19.0	146.5
Corporate acquisition(5)	—	—	—	37.1
Property dispositions, net	—	(9.4)	(170.2)	(130.5)

Net wells drilled	2.1	—	2.4	19.2
Net undeveloped land additions (acres)	3,608	795	15,513	42,988
Net undeveloped land dispositions (acres)	(3,794)	(14,902)	(43,842)	(20,702)

Oil Sands
Capital asset additions	1.9	0.5	1.9	66.0
Pre-operating loss(4)(6)	(3.5)	(235.1)	(13.5)	(508.7)

NET LOSS	(162.5)	(909.7)	(348.2)	(1,808.9)

(1) Includes the effective portion of Harvest’s realized natural gas and crude oil hedges.
(2) Excludes volumes from Harvest’s equity investment in the Deep Basin Partnership.
(3) Excludes the effect of derivative contracts designated as hedges.
(4) This is a non-GAAP measure; please refer to “Non-GAAP Measures” in this MD&A.
(5) Corporate acquisition represents the total consideration for the transaction including working capital assumed.
(6) Oil Sands was substantially completed in Q1 2015, all pre-operating expenses prior to Q1 2015 were capitalized.

CONFERENCE CALL

Harvest will hold a conference call to discuss our fourth quarter and year end 2016 results on Tuesday, February 28, 2017 at 9:00 a.m. Mountain Time (11:00 a.m. Eastern Time).

To access the conference call dial 1-800-273-9672 (international callers) or 1-416-340-2216 (Toronto local) a few minutes prior to start and request the Harvest Operations conference call. The call will be available for replay by dialing 1-800-408-3053 and entering the passcode 8505237. The replay will be available up to and including March 28, 2017.

HARVEST CORPORATE PROFILE

Harvest is a wholly-owned, subsidiary of Korea National Oil Corporation ("KNOC"). Harvest is a significant operator in Canada's energy industry offering stakeholders exposure to exploration, development and production of crude oil and natural gas (Upstream) and an oil sands project under construction and development in northern Alberta (BlackGold).

KNOC is a state owned oil and gas company engaged in the exploration and production of oil and gas along with storing petroleum resources. KNOC will fully establish itself as a global government-run petroleum company by applying ethical, sustainable and environment-friendly management and by taking corporate social responsibility seriously at all times. For more information on KNOC, please visit their website at www.knoc.co.kr/ENG/main.jsp.

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 4 of 4	February 23, 2017

ADVISORY

Certain information in this press release constitute “forward-looking statements” which involve known and unknown risks, uncertainties and other factor that may cause actual results to be materially different from future results, performance or achievements expressed or implied by such statements. Words such as “expects”, "anticipates", "projects", "intends", "plans", "will", "believes", "seeks", "estimates", "should", "may", "could", and variations of such words and similar expressions are intended to identify such forward-looking statements.

Readers are cautioned that the forward-looking information may not be appropriate for other purposes and the actual results may differ materially from those anticipated. Although management believes that the forward-looking information is reasonable based on information available on the date such forward-looking statements were made, no assurances can be given as to future results, levels of activity and achievements. Therefore, readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Although we consider such information reasonable at the time of preparation, it may prove to be incorrect and actual results may differ materially from those anticipated. Harvest assumes no obligation to update forward-looking statements should circumstances, estimates or opinions change, except as required by law. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

FOR FURTHER INFORMATION PLEASE CONTACT:

Harvest Operations Corp.

INVESTOR & MEDIA CONTACT:

Greg Foofat, Investor Relations
Harvest Operations Corp.
Toll Free Investor Mailbox: (866) 666-1178
Email: information@harvestenergy.ca

Harvest Operations Corp.
1500, 700 – 2nd Street S.W.
Calgary, AB Canada T2P 2W1
Website: www.harvestenergy.ca